FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting      2. Issuer Name and                       3. IRS or Social    4. Statement    5. If Amendment,
   Person                                Ticker or Trading                        Security            for             Date of
                                         Symbol                                   Number of           Month/Year      Original
                                                                                  Reporting Person                    (Month/Year)
                                                                                  (Voluntary)

Milne, Philip W.                         Viad Corp                                                    02-2000           03-07-2000
Travelers Express Company, Inc.          VVI
1550 Utica Avenue South
St. Louis Park, MN  55416

6. Relationship of Reporting Person to Issuer (Check all applicable)

_Director   _10% Owner    _Officer (give title below)  _Other (specify below)
                          X
                          President & CEO
                          Travelers Express
7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of       2. Trans-   3. Trans-   4. Securities aquired (A)    5. Amount of    6. Owner-  7. Nature of Indirect
   Security          action      action      or Disposed of (D)           Securities      Ship       Beneficial Ownership
   (Instr. 3)        Date        Code        (Instr. 3, 4 and 5)          Beneficially    Form:      (Instr. 4)
                                 (Instr.                                  Owned at        Direct
                     (Month/     8)                       (A)             End of Month    (D) or
                      Day/                                or              (Instr. 3       Indirect
                      Year)      Code  V  Amount          (D) Price       and 4)          (I)
Common Stock         02-15-2000   M                    158 A       $9.7963                  D

Common Stock         02-15-2000   M                  8,000 A        $10.56                  D

Common Stock         02-15-2000   F                  3,528 D       $24.375                  D
                                 (a)      (b)

Common Stock         02-17-2000   J   V              8,500 A                         29,342 D
                                 (c)                          (c)

Common Stock                          V              73.94 A                      7,048.645 I         401K Plan
                                                                           (d)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.      10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number  Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of      Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-  Form   Indirect
(Instr. 3)           Exercise        (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative   of     Bene-
                     Price of        8)      or Disposed     (Month/                           Secu-   Secu-   Deriv- ficial
                     Deriv-                  of (D)          Day/Year)                         rity    rities  ative  Owner-
                     ative                   (Instr. 3,                                        (Instr. Bene-   Secu-  ship
                     Security                4 and 5)                                          5)      fically rity:  (Instr.
                                                                                                       Owned   Direct 4)
                                                                                                       at end  (D) or
                              (                                                        Amount          of      Indi-
                              Month/  C                      Date  Expi-               or              Month   rect
                              Day/    O                      Exer- ra-                 Number          (Instr. (I)
                              Year    D                      cis-  tion                of              4)      (Instr.
                              )       E   V  (A)    (D)      able  Date  Title         Shares                  4)
Option-right to buy  $9.7963  02-15   M                  158 08-19 08-18 Common Stock       158            158  D
                              -2000                          -1994 -2002
                                                     (e)

Option-right to buy   $10.56  02-15   M                8,000 02-17 02-16 Common Stock     8,000         10,916  D
                              -2000                          -1995 -2003
                                                     (f)

Option-right to buy  $24.437  02-17   A   V   25,000               02-17 Common Stock    25,000           None  D
                     5        -2000                                -2010
                                     (g)                     (g)

Performance Units             02-17   J   V            7,630             Common Stock                    7,630  D
                              -2000
                     (h)                                     (h)   (h)                 (h)             (h)

Performance Units             02-17   J   V    6,340                     Common Stock                     None  D
                              -2000
                     (i)                                     (i)   (i)                 (i)             (i)

Explanation of responses:

          a. In addition, delivered $32.81.

          b. In the statement originally filed for February, 2000, the reporting person mistakenly reported a net disposition of 3800 shares, instead of the correct net disposition of 3528 shares, with respect to the exercise of two stock options.

          c. Performance-based stock awarded February, 2000, pursuant to 1997 Viad Corp Omnibus Incentive Plan.

          d. The information reported is as of February 29, 2000.

          e. Granted August 1992 pursuant to 1992 Stock Incentive Plan.

          f. Granted February 1993 pursuant to 1992 Stock Incentive
             Plan.

          g. Granted pursuant to 1997 Viad Corp Omnibus Incentive Plan, as amended 2-17-2000; each ten-year option contains the right to surrender the option for cash, which right is only exercisable during certain tender offers. The Corporation may permit a participant exercising an option to surrender already owned stock in payment of exercise price, and to surrender stock, to which participant is entitled as a result of such exercise, to satisfy a tax withholding requirement. 50% of options are exercisable one year after grant and 100% exercisable two years after grant, except that exercisability is accelerated in certain circumstances and extended for a period of 2 years in other circumstances.

          h. Settlement of Performance Units granted March 1997 pursuant to Viad Corp Performance Units Incentive Plan; units awarded with respect to performance period ending 12-31-99 and payment of award based on achievement of financial measures and performance of common stock.

          i. Performance Units granted 02-2000 pursuant to Viad Corp Performance Units Incentive Plan; units awarded with respect to performance period ending 12-31-2002 and payment of award based on achievement of financial measures and performance of common stock.

Signature of Reporting Person:
         /s/Scott E. Sayre, Attorney-in-Fact
         --------------------------------------------------
         Scott E. Sayre, Attorney-in-Fact